August 26, 2009

VIA EDGAR AND FACSIMILE (202) 772-9204

H. Christopher Owings, Assistant Director

Scott M. Anderegg, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Re:	Office Depot, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed August 13, 2009
File No. 1-10948

Gentlemen:

On behalf of our client, Office Depot, Inc. (“Office Depot”), we are providing the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with Office Depot’s responses to the comments in your letter dated August 24, 2009 regarding Office Depot’s Revised Preliminary Proxy Statement on Schedule 14A, filed August 13, 2009. On the date of this letter, Office Depot has filed Amendment No. 2 to the Revised Preliminary Proxy Statement (as amended, the “Proxy Statement”) incorporating the revisions described in this letter.

For your convenience, each response below corresponds to the bold italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented.

H. Christopher Owings

Scott M. Anderegg

U.S. Securities and Exchange Commission

August 26, 2009

1.	With your next filing, please also file a redlined version of your revised proxy as required by Regulation 14a-6(h) of the Proxy Rules.

In response to the Staff’s comment, on the date of this letter, Office Depot has filed a redline version of their revised proxy.

2.	We note your representation on behalf of the company relating to their disclosure obligations and the comment process. Please, however, provide this information in a letter from the Company, executed by an appropriate corporate officer and filed on EDGAR as previously requested.

In response to the Staff’s comment, on the date of this letter, Office Depot has filed a written acknowledgement relating to their disclosure obligations and the comment process.

3.	We note your response to comment 17 in our letter dated August 5, 2009 although we do not see that you have disclosed the natural person(s) or public company that has ultimate voting or investment control over the shares held by CIE Management II Limited and LMBO Europe SAS. If you do not know this information beyond the 13D filed, please confirm to us.

In response to the Staff’s comment, the Proxy Statement has been revised on page 25.

4.	We note your response to comment 18 in our letter dated August 5, 2009. Please also provide a reference to footnote 7 in the chart by Mr. Odland’s name.

In response to the Staff’s comment, the Proxy Statement has been revised on page 24.

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If you have any additional questions, please feel free to contact the undersigned, outside counsel to Office Depot, at (212) 403-1309, or Jonathan H. Gordon, also outside counsel to Office Depot, at (212) 403-1110.

Very truly yours,

David A. Katz

cc:	Elisa Garcia
Executive Vice President, General Counsel & Corporate Secretary
Office Depot, Inc.
6600 North Military Trail
Boca Raton, Florida 33496